780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

July 27, 2009

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc. (Registration Nos.: 333-7305; 811-7685)

Preliminary Proxy Statement

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Thursday, July 24, 2009 regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Frontegra Funds, Inc. (the “Company”) on July 17, 2009 relating to the Frontegra New Star International Equity Fund.

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comment and our response are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

1.

Comment:  For each of the Henderson Transaction and the Management Buyout, explain the applicability of Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  None of the parties to either the Henderson Transaction or the Management Buyout is relying on the non-exclusive safe harbor provided by Section 15(f) of the 1940 Act.  Accordingly, we have not included disclosure regarding Section 15(f) in the proxy statement.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI; WASHINGTON, DC; AND SHANGHAI, PRC

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

July 27, 2009

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Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Working Group